Exhibit 99.1

PRESS RELEASE

For Immediate Release

AEROPUERTOS ARGENTINA 2000 S.A. ANNOUNCES EXCHANGE OFFER RESULTS AS OF EARLY PARTICIPATION DEADLINE

BUENOS AIRES, Argentina, May 4, 2020 – Aeropuertos Argentina 2000 S.A. (the “Company” or “AA2000”) announced today the results of its previously announced offer (the “Exchange Offer”) to exchange any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of U.S.$400,000,000 (the “Existing Notes”) for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) and solicitation (the “Consent Solicitation”) of consents (the “Consents”) to certain proposed amendments to the indenture governing the Existing Notes. As of 5:00 p.m. (New York City time) on May 1, 2020 (the “Early Participation Deadline”), U.S.$340,923,000 aggregate original principal amount of Existing Notes, representing approximately 85.23% of the total original principal amount of the Existing Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the Information Agent for the Exchange Offer.

All Existing Notes tendered at or prior to the Early Participation Deadline have been accepted by the Company and are eligible to receive the “Total Exchange Consideration” and the “Interest Premium Payment” set forth in the Exchange Offer Memorandum, dated April 21, 2020 (as supplemented, the “Exchange Offer Memorandum”). The balance of any accrued interest not paid to exchanging Eligible Holders (as defined below) as the Interest Premium Payment will be paid in additional principal amount of Series 2020 Additional Notes on the Settlement Date (as defined below).

The withdrawal deadline has passed and holders may no longer withdraw Existing Notes tendered in the Exchange Offer or revoke their Consents delivered in the Consent Solicitation. Based on the participation received to date, the Company has also obtained the requisite Consents to effect certain proposed amendments to the indenture governing the Existing Notes to provide for the issuance of the Series 2020 Additional Notes as additional notes under such indenture and to eliminate substantially all of the restrictive covenants and events of default and related provisions with respect to the Existing Notes.

The Exchange Offer and Consent Solicitation will expire at 11:59 p.m. (New York City time) on May 18, 2020 (the “Expiration Deadline”), unless extended. Eligible Holders who validly tender and who do not validly withdraw Existing Notes after the Early Participation Deadline but at or prior to the Expiration Deadline, and whose Existing Notes are accepted for exchange, will receive a principal amount of Series 2020 Additional Notes equal to 90% of the “Outstanding Principal Amount” (as defined in the Exchange Offer Memorandum) of their Existing Notes, plus accrued interest paid entirely in additional principal amount of Series 2020 Additional Notes. The Company currently expects the settlement date to be May 20, 2020 (the “Settlement Date”).

The Exchange Offer and Consent Solicitation are conditioned on (a) the non-occurrence of an event or events or the likely non-occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Exchange Offer or materially impair the contemplated benefits to the Company of the Exchange Offer, (b) the lenders to the 2019 Credit Facilities (as defined below) executing and delivering amendments to the 2019 Credit Facilities to provide for the effective deferral of payments of principal due thereunder on August 19, 2020 and November 19, 2020 (the “2019 Credit Facilities Amendment Condition”), (c) obtaining the approval of the ORSNA with respect to the collateral assignment of revenue under the Existing Notes to extend to the Series 2020 Additional Notes in equal terms (the “ORSNA Approval Condition”) and (d) the tender by, and the receipt of the Consents from, Eligible Holders representing at least 80% of the aggregate principal amount of the Existing Notes outstanding. Subject to applicable law, the Company reserves the right to waive any and all conditions to the Exchange Offer, except for the 2019 Credit Facilities Amendment Condition.

The 2019 Credit Facilities Amendment Condition was satisfied on April 29, 2020. On such date, the Company entered into a framework agreement (“Framework Agreement”) with the branch of Citibank established in the Republic of Argentina (“Citibank Argentina”), Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”), Banco Galicia, Buenos Aires S.A.U. (“Banco Galicia”) and Banco Santander Río S.A. (“Banco Santander”), in order to, among other things, effectively defer principal payments due under: (a) the onshore credit facility agreement, dated August 9, 2019, by and among AA2000, as borrower, Banco Galicia, ICBC and Banco Santander, as lenders, Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of U.S.$85 million and (b) the offshore credit facility agreement, dated August 9, 2019, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank, as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of U.S.$35 million (collectively, the “2019 Credit Facilities”). The Framework Agreement effectively defers payments of principal due by the Company under the 2019 Credit Facilities on August 19, 2020 and November 19, 2020, each of which amounts to U.S.$13.3 million. Such deferred amounts will be effectively payable by AA2000 in quarterly installments beginning in September 2021 and ending in June 2022.

The ORSNA Approval Condition was satisfied on April 24, 2020. On such date, ORSNA issued Resolution No. 21/2020 pursuant to which the collateral assignment of revenue under the Existing Notes was extended to the Series 2020 Additional Notes in equal terms.

The Exchange Offer and Consent Solicitation are being made only pursuant to the Exchange Offer Memorandum and only to such persons and in such jurisdictions as is permitted under applicable law.

The Exchange Offer is made, and the Series 2020 Additional Notes will be offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act, and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act and who are non-U.S. qualified offerees. Holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Memorandum and to participate in the Exchange Offer and the Solicitation (such Holders, “Eligible Holders”).

Documents relating to the Exchange Offer will only be distributed to Eligible Holders who properly complete and return a letter of eligibility confirming that they are within the category of Eligible Holders for this Exchange Offer. Eligible Holders who desire to obtain and complete an eligibility letter should either visit the website for this purpose at https://gbsc-usa.com/eligibility/aeropuertos or call Global Bondholder Services Corporation, the Information Agent and Exchange Agent for the Exchange Offers at (866) 470-4200 (toll-free) or (212) 430-3774 (collect for banks and brokers).

This press release does not constitute an offer to exchange the Existing Notes. There shall not be any offer to exchange Existing Notes, exchange of Existing Notes or issuance of the Series 2020 Additional Notes in any jurisdiction in which such offer to exchange, exchange or issuance would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Series 2020 Additional Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws.

None of the Company, the dealer managers, the trustee, the trustee’s representative in Argentina or any affiliate of any of them makes any recommendation as to whether Eligible Holders should tender or refrain from tendering all or any portion of the principal amount of such Eligible Holder’s Existing Notes for Series 2020 Additional Notes in the Exchange Offer or consent to any of the proposed amendments to the indenture governing the Existing Notes in the Consent Solicitation. Eligible Holders will need to make their own decision as to whether to tender Existing Notes in the Exchange Offer and participate in the Consent Solicitation and, if so, the principal amount of Existing Notes to tender.

This press release is being issued pursuant to and in accordance with Rule 135e under the Securities Act.

For further information please contact:

Gimena Albanesi

Investor Relations

+5411-4852-6411

gimena.albanesi@caairports.com

ABOUT AEROPUERTOS ARGENTINA 2000 S.A.

Aeropuertos Argentina 2000 was founded in 1998 in order to develop and operate the airports throughout the Argentine territory, becoming one of the largest private sector airport operators in the world, with 35 airports under management. Today, more than 2,600 employees work in AA2000, working with the purpose of ensuring the best quality of service and complying with the highest international standards of quality, safety and comfort. In 2019, AA2000 served 41.8 million passengers. Over the last 20 years, AA2000 developed and modernized infrastructure in the main airports in the country, incorporating cutting-edge technology in relation with safety and services. It also contributes to the social, economic and cultural development of the country, thus becoming a regional and international example in the aviation industry. AA2000’s mission is to enable the connection of people, goods and cultures, to contribute to a better world.